# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Mid Bancshares, Inc., CIK 0000700565
CUSIP: 320866106
Title of class of securities: Common Stock, par value $4.00 per share
Address of issuer's principal executive offices: 1421 Charleston Avenue, Mattoon, Illinois (IL), 61938
Date of event which requires filing of this statement: 02/28/2026
Filed by CIK 0001845315
Persons authorized to receive notices and communications: J. Kyle McCurry, 302 Campusview Drive Suite 108, Columbia, Missouri (MO), 65201, (573) 447-8000

## Reporting persons
- Elizabeth Paige Laurie (CIK 0001845315): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 1,262,246; shared voting power 0; sole dispositive power 1,262,246; shared dispositive power 0; aggregate amount beneficially owned 1,262,246 (4.74% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $4.00 per share
Name of issuer: First Mid Bancshares, Inc.
Address of issuer's principal executive offices: 1421 Charleston Avenue, Mattoon, Illinois (IL), 61938
Comment:
Explanatory Note:

This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (the "Trust"), a revocable trust formed by Elizabeth Paige Laurie (the "Trustee"), on February 25, 2021 (the "Initial Schedule 13D"), and amended by Amendment No. 1 to the Initial Schedule 13D filed on August 8, 2024 ("Amendment No. 1"), related to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid Bancshares, Inc. (the "Company").

This Amendment No. 2 is being filed to report a change in the percentage of Common Stock owned by the Trust and the Trustee, which has resulted from changes in the aggregate outstanding shares of Common Stock. There has been no change in the number of shares of Common Stock beneficially owned by the Trust and the Trustee since the filing of Amendment No. 1 as a result of acquisitions or dispositions. This Amendment No. 2 reflects, among other things, that the Trust and Trustee no longer beneficially own more than 5% of the Common Stock. Accordingly, the Trust and the Trustee are no longer required to file a Schedule 13D to report their holdings of Common Stock, and upon the filing of this Amendment No. 2, the Trust and the Trustee will cease to mandatorily report their holdings of Common Stock on Schedule 13D as long as their holdings do not exceed 5%.

Except as specifically amended below, all other provisions of the Initial Schedule 13D, as amended by Amendment No. 1, remain in effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Initial Schedule 13D, as amended by Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to add the following:

Due to an increase in the number of shares of Common Stock outstanding resulting from the merger of Two Rivers Financial Group, Inc. with and into a wholly owned subsidiary of the Company (the "Two Rivers Merger"), the aggregate percentage ownership of shares of Common Stock beneficially owned by the Trust and the Trustee dropped below 5% since the filing of Amendment No. 1. Therefore, the Trust and the Trustee are filing this Amendment No. 2 to report their change in percentage ownership below 5%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated in its entirety as follows:

The Trust and the Trustee beneficially own the 1,262,246 shares of Common Stock held by the Trust, representing 4.74% of the shares of Common Stock outstanding. The Trustee has sole voting and investment power as to these shares of Common Stock held by the Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust and the Trustee beneficially own the 1,262,246 shares of Common Stock held by the Trust, representing 4.74% of the shares of Common Stock outstanding. The Trustee has sole voting and investment power as to these shares of Common Stock held by the Trust.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Trust and the Trustee ceased to be beneficial owners of more than 5% of the shares of Common Stock as of February 28, 2026, upon closing of the Two Rivers Merger.

## Signatures
- Elizabeth Paige Laurie: Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (10/16/2026)